SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For November 14, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



        Form 20-F     X                Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


        Yes                            No           X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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           CNOOC Limited Achieves Successful Appraisal in Bohai Bay

(Hong Kong, November 14, 2005) - CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "883") today announced the successful completion of BZ19-4N-2D, an appraisal well drilled in Bohai Bay.


BZ19-4N-2D, located on Structure BZ 19-4N on Block 11/19, was drilled in 23 meters of water to a total depth of 2,390 meters. Drilling of BZ19-4N-2D was commenced in August 2005. The well encountered 98.5 meters of pay zones.


Two drill stem tests (DST) were conducted in two intervals. During the tests, the well flew about 770 barrels of oil per day and 0.15 million cubic feet of gas through a 7.94 mm choke.


Mr. Zhu Weilin, Vice President of the Company and General Manager of Exploration Department, commented, "The successful result of the appraisal is the continuation of our effective exploration programs and activities offshore Bohai."


Block 11/19 is a PSC block with ChevronTexaco as the only partner.




End


Notes to Editors:


CNOOC LIMITED - BACKGROUND


CNOOC Limited (the "Company", together with its subsidiaries, the "Group") - Incorporated in Hong Kong in August 1999, CNOOC Limited was listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code: 0883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.


The Group is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The

Company mainly engages in offshore oil and natural gas exploration, development, production and sales.


The Group has four major oil production areas offshore China which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is the largest offshore oil producer in Indonesia. The Group also has certain upstream assets in regions such as Australia.


As at 31 December 2004, the Group owned net proved reserves of approximately
2.2 billion barrels-of-oil equivalent and its annual daily average net production was 382,513 barrels-of-oil equivalent per day.


As at December 31, 2004, the Group had 2,524 employees.


CNOOC LIMITED - Relationship with its parent company, CNOOC


CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.


CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.


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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.

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For further enquiries, please contact:


Mr. Xiao Zongwei

General Manager of Investor Relations Department

CNOOC Limited

Tel: +86-10-8452-1646

Fax: +86-10-8452-1441

E-mail: xiaozw@cnooc.com.cn
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Ms. Sharon Fung

Ketchum Newscan Public Relations Ltd

Tel: +852-3141-8082

Fax: +852-2510-8199

E-mail:  Sharon.Fung@knprhk.com
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 CNOOC Limited


                                 By:  /s/ Cao Yunshi
                                      -----------------------------
                                      Name: Cao Yunshi
                                      Title:  Company Secretary


Dated: November 14, 2005